United States securities and exchange commission logo





                             March 4, 2021

       Brian McKelligon
       President and Chief Executive Officer
       Akoya Biosciences, Inc.
       100 Campus Drive, 6th Floor
       Marlborough, MA 01752

                                                        Re: Akoya Biosciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
5, 2021
                                                            CIK No. 0001711933

       Dear Mr. McKelligon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 5, 2021

       Prospectus Summary
       Overview, page 1

   1. Please place the disclosure of your CODEX and Phenoptics platforms in the appropriate context by including
disclosure relating to your dependence on patents, know-how and proprietary technology
licensed from Stanford.
   2. Please revise the graphic on pages 2 and 81 to indicate that the CODEX system is only for discovery research,
whereas the Phenoptics system is only for translational and clinical research. Currently,
the image suggests that translational research, which sits in between
 Brian McKelligon
Akoya Biosciences, Inc.
March 4, 2021
Page 2
         the two devices, can be conducted on either device. Alternatively, if translational research can be conducted on both devices, revise your narrative descriptions. Our Competitive Strengths, page 2

3. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your competitive strengths with a discussion of your history of losses since inception and your expectation to incur losses in the future.
Industry and Market Opportunity, page 3

4. We note that you provide the overall market size for spatial biology. Please disclose the portion of this market that is addressable by the potential applications of your products.
         Please also clarify whether you will need FDA approval for any other these potential applications.
5. Please revise to disclose clearly and prominently that your products are currently labeled for research use only. Also revise to disclose how this designation impacts your addressable market.
6. The title of the pie chart on page 4 appears to be inconsistent with the narrative description on the prior page, which states that spatial biology is composed of "markets such as genomics, proteomics, cell biology, lab supplies and analytical technologies."
          Please reconcile and revise your discussion as appropriate.
Risk Factors
Risks Related to Our Business and Strategy, page 25

7. We note your disclosure that in December 2019 you experienced a ransomware incident which resulted in the encryption of certain of your files. Please revise to disclose the magnitude of the ransomware incident, including a description of the costs and other consequences. In your revised disclosure, please include any steps taken to remediate the incident or mitigate harm. Please refer to CF Disclosure Guidance:
Topic No. 2.
Use of Proceeds, page 57
FirstName LastNameBrian McKelligon
8. Please revise to clarify whether any material part of the proceeds is to be used to discharge
Comapany   NameAkoya
       indebtedness.      Biosciences,
                      If so,           Inc. the disclosure required by
Instruction 4 to Item 504 of
                             please provide
March Regulation
       4, 2021 PageS-K.
                     2
FirstName LastName
 Brian McKelligon
FirstName  LastNameBrian McKelligon
Akoya Biosciences,  Inc.
Comapany
March      NameAkoya Biosciences, Inc.
       4, 2021
March3 4, 2021 Page 3
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FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Operating Expenses, page 70

9. Please provide a brief description of the material terms of your Transition Services
         Agreement and License Agreement with PKI and file the agreements as exhibits to the registration statement or tell us why it is not material. Refer to
Item 601(b)(10) of
         Regulation S-K.
Business
Our Competitive Strengths, page 82

10. Please revise the graphic on page 82 to ensure that all images and text are legible.
Intellectual Property, page 95

11. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each product, the expiration of each patent held, and the jurisdiction of each patent.
Licenses, page 96

12. Please provide the current expiration date for the last-to-expire licensed patent right under the Stanford University and the PerkinElmer Heath Sciences, Inc., Cambridge Research
         & Instrumentation, Inc., and VisEn Medical Inc. agreements.
13. Please file your exclusive patent license agreement with the University of Washington as an exhibit to the registration statement or explain why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
General

14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Brian McKelligon
FirstName  LastNameBrian McKelligon
Akoya Biosciences,  Inc.
Comapany
March      NameAkoya Biosciences, Inc.
       4, 2021
March4 4, 2021 Page 4
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FirstName LastName
        You may contact Kristin Lochhead at 202-551-3664 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Patrick J. O'Malley, Esq.